THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

October 25, 2007

Jennifer R. Hardy
Legal Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

	RE:	Anvil Forest Products Inc.
Registration Statement on Form SB-2
File No. 333-146024

Dear Ms. Hardy:

     In response to your letter of comments dated October 10, 2007, please be advised as follows:

Registration Statement’s Facing Page

     1. We have changed the SIC code number to 2452.

Prospectus’ Outside Front Cover Page

     2. All referrals to the National Association of Securities Dealers, Inc. have been changed to refer to the Financial Industry Regulatory Authority (FINRA).

Risk Factors, page 6

     3. Disclosure of the fact that Anvil Forest Products has only one customer has been made in the Risk Factor section (i.e., risk factor 9, page 8), and in the Business and Management’s Discussion and Analysis or Plan of Operations sections. In the Business section, the discussion of one customer and the risks is under the heading “Our Customers.” In the MD&A section, it is discussed under the heading of “Plan of Operation.” It is noted that the customer is an unaffiliated third party. Risk factor 9, the discussion in the Business and MD&A sections, and the financial statements, make the existence of one customer very clear. Also, the company’s intent to find additional customers has been stated for clarification. The risk that not finding additional customers will severely impair their business plans has been disclosed in the Risk factors, Business and MD&A sections.

Section 15(g) of the Exchange Act, page 10

     4. It has been clarified at the outset that section 15(g) of the Exchange Act and the Rules thereunder relate to requirements for transactions in penny stocks and Anvil Forest Product’s securities are classified as penny stocks. Also, a sentence has been added to risk factor 12 (previously risk factor 11), which concerns the penny stock rules, to make it clear that Section 15(g) relates to the requirements for penny stocks and that the company’s securities are penny stocks.

Ms. Jennifer R. Hardy
Legal Branch Chief
Securities and Exchange Commission
RE:     Anvil Forest Products Inc.
           Form SB-2 Registration Statement
           SEC File No. 333-146024
October 25, 2007

Our Operations

5. It has been clarified in the Business section that Anvil Forest Products has purchased wood from one supplier to date. To further explain the perceived inconsistency regarding whether there will be one supplier or numerous suppliers, it is noted that Anvil’s business plan is to purchase wood from numerous vendors with the hope of negotiating better prices as the business expands. This discussion is under Our Operations in the Business section.

6. It has been clarified in the Business section under Our Operations that Anvil would like to offer customers better prices for buying wood from its own inventory but that customers will have a choice in purchasing any wood from Anvil or from other suppliers, such as Lowe’s or Home Depot.

Background of officers and directors, page 21

7. The paragraph describing Mr. Balthes’ background and business experience has been updated to explain the nature of Mr. Balthes’ business.

Principal and Selling Shareholders, page 25

8. Disclosure that the term “selling shareholders” includes the selling shareholders and their transferees, pledges, donees, or their successors has been made.

9. The relationships between Mr. Horst Balthes and Agathe, Daniela and Thorsten Balthes, and the relationship between Walter Brenner and Renate Brenner are explained in footnotes to the Selling Shareholders table. There are no other relationships between the selling shareholders and directors/officers.

10. The statement that Anvil Forest Products will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities has been made under the Selling Shareholder subsection of the Principal and Selling Shareholders Section.

Securities authorized for issuance under equity compensation plans, page 25

11. The subsection under this heading was moved from the Principal and Selling Shareholders section to the Management Section, as suggested.

Description of Securities, page 27

12. The disclosure in the second paragraph that previously stated that “all shares of common stock which are subject to this offering, when issued, will be fully paid for and non-assessable” has been changed, as suggested, to state “all shares of common stock which are subject to this offering, when sold, will be fully paid for and non-assessable.”

Certain Transactions, page 28

13. Under Certain Transactions, the loans from Mr. Brenner to the company, which had been made without written documentation, have been described. Exhibit 10.2 has been made to contain a record of the oral agreement and loans, and is being filed with this Registration Statement.

Ms. Jennifer R. Hardy
Legal Branch Chief
Securities and Exchange Commission
RE:     Anvil Forest Products Inc.
           Form SB-2 Registration Statement
           SEC File No. 333-146024
October 25, 2007

Undertakings, page 56

14. The undertakings under subparagraphs (i) and (ii) of paragraph 5 have been removed due to inapplicability.

Exhibit 5.1

15. Exhibit 5.1 has been revised to state that the shares “when sold” will be legally issued, fully paid, and non-assessable as requested.

Exhibit 23.2

16. The consent filed as exhibit 23.2 to the Registration Statement has been altered to satisfy the requirements of Rule 436 of Regulation C under the Securities Act. It now states specifically that counsel consents to the filing of his opinion as an exhibit to the Registration Statement.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak